                              VISIBLE GENETICS INC.
                           CONSOLIDATED BALANCE SHEETS
                            ( UNITED STATES DOLLARS)


                                                                                              SEPTEMBER 30             DECEMBER 31
                                                                                                   2000                     1999
                                                                                              -------------           -------------
ASSETS
Current assets
       Cash and cash equivalents                                                              $   1,984,810           $   2,792,985
       Short-term investments                                                                    86,722,840              39,894,978
       Trade receivables, net of allowance for doubtful accounts                                  3,470,473               5,657,822
       Other receivables                                                                            457,271                 668,748
       Prepaid and deposits                                                                         976,664                 729,307
       Inventory                                                                                  3,052,775               2,600,007
                                                                                              -------------           -------------
Total current assets                                                                             96,664,833              52,343,847
                                                                                              -------------           -------------

Fixed assets                                                                                      8,239,877               4,173,335
Patents and licenses                                                                             12,984,233               2,122,367
                                                                                              -------------           -------------

                                                                                              $ 117,888,943           $  58,639,549
                                                                                              =============           =============

LIABILITIES
Current liabilities
       Accounts payable                                                                       $   3,780,943           $   3,110,442
       Accrued liabilities                                                                        3,940,161               3,622,110
                                                                                              -------------           -------------
Total current liabilities                                                                         7,721,104               6,732,552
                                                                                              -------------           -------------


Mandatorily redeemable convertible preferred shares                                              23,547,177              27,555,652
                                                                                              -------------           -------------

SHAREHOLDERS' EQUITY
Share capital                                                                                   169,494,099              75,422,070
Other equity                                                                                        (35,224)              8,987,328
Cumulative translation adjustment                                                                (1,190,311)               (619,911)
Deficit                                                                                         (81,647,902)            (59,438,142)
                                                                                              -------------           -------------
                                                                                                 86,620,662              24,351,345
                                                                                              -------------           -------------

                                                                                              $ 117,888,943           $  58,639,549
                                                                                              =============           =============

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (UNITED STATES DOLLARS)

                                                                  THREE MONTHS ENDED SEPTEMBER 30  NINE MONTHS ENDED SEPTEMBER 30
                                                                        2000            1999            2000            1999
                                                                   ------------    ------------    ------------    ------------
SALES
      Products                                                     $  2,934,278    $  3,175,577    $  9,675,155    $  7,820,349
      Services                                                           74,188         310,900         384,854         852,114
                                                                   ------------    ------------    ------------    ------------
                                                                      3,008,466       3,486,477      10,060,009       8,672,463
                                                                   ------------    ------------    ------------    ------------
COST OF SALES
      Products                                                        2,804,305       2,061,324       7,264,251       5,794,770
      Services                                                           92,915         193,509         299,706         523,882
                                                                   ------------    ------------    ------------    ------------
                                                                      2,897,220       2,254,833       7,563,957       6,318,652
                                                                   ------------    ------------    ------------    ------------

GROSS MARGIN                                                            111,246       1,231,644       2,496,052       2,353,811

EXPENSES
  Sales, general and administrative                                   7,423,619       5,675,071      20,141,522      13,408,613
  Research and development                                            2,835,718       2,112,131       7,859,436       5,986,419
                                                                   ------------    ------------    ------------    ------------
                                                                     10,259,337       7,787,202      28,000,958      19,395,032
                                                                   ------------    ------------    ------------    ------------

LOSS FROM OPERATIONS BEFORE INTEREST                                (10,148,091)     (6,555,558)    (25,504,906)    (17,041,221)

Interest income                                                       1,305,460         209,032       3,304,269         351,253
Interest and financing expense                                           (1,530)       (683,018)         (9,123)     (1,783,472)
                                                                   ------------    ------------    ------------    ------------

NET LOSS FOR THE PERIOD                                              (8,844,161)     (7,029,544)    (22,209,760)    (18,473,440)

Cumulative preferred dividends and accretion
of discount attributable to preferred stock                            (868,985)           --        (2,806,134)           --

NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                       $ (9,713,146)   $ (7,029,544)   $(25,015,894)   $(18,473,440)
                                                                   ------------    ------------    ------------    ------------

Weighted average number of common
      shares outstanding                                             15,512,249       9,600,049      14,125,983       9,508,358

BASIC AND FULLY DILUTED LOSS PER SHARE                             $      (0.63)   $      (0.82)   $      (1.77)   $      (2.03)
                                                                   ------------    ------------    ------------    ------------

                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (UNITED STATES DOLLARS)


                                                                                       NINE MONTHS ENDED SEPTEMBER 30
                                                                                        2000                      1999
                                                                               -----------------------    ---------------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
       Net Loss for the period                                                          $ (22,209,760)           $ (18,473,440)
       Add: Items not involving cash -
          Depreciation                                                                      1,837,871                1,177,973
          Amortization                                                                      1,464,708                  291,988
          Non cash financing expense related to warrants granted                                    -                1,285,376
          Foreign exchange                                                                   (113,844)                 (11,276)
       Increase ( decrease ) from changes in -
          Trade receivables                                                                 2,161,046               (1,574,279)
          Other receivables                                                                   372,816                  696,617
          Prepaid and deposits                                                               (265,667)                (275,338)
          Inventory                                                                          (620,367)                 505,598
          Accounts payable                                                                    761,890                 (793,094)
          Accured liabilities                                                                 318,051                  (57,261)
                                                                               -----------------------    ---------------------

                                                                                          (16,293,256)             (17,227,136)
                                                                               =======================    =====================


Investing activities
          Purchase of fixed assets                                                         (5,970,824)              (1,446,084)
          Licenses and patents acquired                                                   (12,326,574)                (440,031)
          Purchase of short-term investments                                              (86,722,840)              (9,167,234)
          Redemption of short-term investments                                             39,894,978                5,108,254
                                                                               -----------------------    ---------------------

                                                                                          (65,125,260)              (5,945,095)
                                                                               =======================    =====================

Financing activities
          Common shares issued, net of expenses                                            80,584,446                1,927,377
          Convertible preferred stock issued, net of expenses                                                       29,176,857
          Repayment of loan                                                                                         (4,100,000)
          Other equity                                                                              -                   11,438
                                                                               -----------------------    ---------------------

                                                                                           80,584,446               27,015,672
                                                                               =======================    =====================

Effect of exchange rate fluctuations on cash balances                                          25,895                 (220,573)
                                                                               -----------------------    ---------------------

Increase (decrease) in cash during the year                                                  (808,175)               3,622,868
CASH, BEGINNING OF PERIOD                                                                   2,792,985                6,165,924
                                                                               -----------------------    ---------------------

CASH, END OF PERIOD                                                                       $ 1,984,810              $ 9,788,792
                                                                               =======================    =====================


                              VISIBLE GENETICS INC.
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)

                                                                   NINE MONTHS ENDED SEPTEMBER 30
                                                                    2000                    1999
                                                            ---------------------   ---------------------
Net loss for the period                                            $ (22,209,760)          $ (18,473,440)
Other comprehensive income:
  Foreign currency translation adjustments                              (585,175)               (489,326)
                                                            ---------------------   ---------------------

Comprehensive loss for the period                                  $ (22,794,935)          $ (18,962,766)
                                                            ---------------------   ---------------------



                              VISIBLE GENETICS INC.
                       Consolidated Statements of Deficit
                             (UNITED STATES DOLLARS)

                                                                   NINE MONTHS ENDED SEPTEMBER 30
                                                                    2000                    1999
                                                            ---------------------   ---------------------
Deficit, beginning of year                                         $ (59,438,142)          $ (34,151,257)
Net loss for the period                                              (22,209,760)            (18,473,440)
                                                            ---------------------   ---------------------

Deficit, end of the period                                         $ (81,647,902)          $ (52,624,697)
                                                            ---------------------   ---------------------